UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F  ☒            Form 40-F  ☐

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes  ☐            No  ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: July 31, 2006	By	/s/ JUNICHIROU OTSUDA
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Consolidated Financial Information

<consistent with Japanese GAAP>

for the first quarter ended June 30, 2006

Date:	July 31, 2006

Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)

(URL http://www.mufg.jp/)

Stock exchange listings:	Tokyo, Osaka, Nagoya, New York

Headquarters:	Tokyo

Representative:	Nobuo Kuroyanagi, President & CEO

For inquiry:	Yoshihisa Harata, Chief Manager - Financial Planning Division

(Phone) +81-3-5252-4160

Trading accounts:	Established

Audit corporation participation:	None

1. Notes to consolidated financial information

(1)	Adoption of simplified accounting method:

The allowance for credit losses and the others partially adopt the simplified accounting methods.

The allowance for credit losses is stated based on the following:

For a part of claims to debtors whose internal credit ratings are not changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year, etc.

For a part of claims to debtors whose internal credit ratings are changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year based on the internal credit ratio as of June 30, 2006, etc.

A part of assets is stated based on actual amounts as of the previous fiscal year, etc.

(2)	Change in accounting policies:

Please refer to the footnote of “2. Consolidated Statements of Income” on page 5.

(3)	Change in scope of consolidation and application of the equity method:

Consolidated subsidiaries:	Newly included:	4	Excluded:	4
Affiliated companies accounted for by the equity method:	Newly included:	4	Excluded:	2

2. Consolidated financial data for the first quarter ended June 30, 2006

(1)	Operating results

	(Figures are rounded down to the nearest million yen)
	(in millions of yen except per share data and percentages)
	For the first quarter ended June 30,		(Reference) For the year ended March 31, 2006
	2006	2005
Ordinary income	1,312,357 106.5%	635,500 9.3%	4,293,950 63.4%
Ordinary profit	321,790 113.9%	150,448 44.4%	1,078,061 81.7%
Net income	219,543 126.6%	96,907 18.1%	770,719 127.7%
Net income per common share (yen)	22,095.65	14,591.09	93,263.16
Net income per common and common equivalent share (yen)	21,752.54	—	89,842.27

(Reference) ex-UFJ Holdings, Inc.

For the first quarter ended June 30, 2005
Ordinary income	512,423
Ordinary profit	142,435
Net income	163,527
Net income per common share (yen)	31,704.57
Net income per common and common equivalent share (yen)	22,637.84

Notes:
1.	Percentages represent rate of change from the previous first quarter or the previous fiscal year.
2.	The first quarter ended June 30, 2005 refers to the consolidated results of former Mitsubishi Tokyo Financial Group.

Qualitative information related to the consolidated operating results:

With respect to the economic environment between April and June 2006, overseas economies showed steady signs of economic growth. Meanwhile, stock prices worldwide sharply fell due to fears of inflation in the United States, which was partially due to the rise in oil prices. Similarly, the Japanese economy showed steady signs of economic growth, led by the steady increase in exports, domestic capital expenditures and private consumption, and the consumer price index followed a positive trend. During the period, stock prices in Japan also decreased.

Regarding the financial environment between April and June 2006, in the United States, the target for the federal funds rate was raised in May and June to 5.25%. Similarly, in the EU, the European Central Bank’s policy rate was raised to 2.75% in June. Meanwhile, in Japan, the Bank of Japan ended its quantitative easing policy, and short-term interest rates showed some signs of an increase. Regarding long-term interest rates, the yield on ten-year Japanese government bonds fluctuated in a wide range due to overseas interest rate movements and speculation regarding the monetary policy of the Bank of Japan. In the foreign exchange markets, the yen fluctuated in a wide range between 108 yen to 118 yen per US Dollar, as the US Dollar weakened at times due to the US trade deficit, while at other times the US Dollar strengthend due to fears of continuing interest rate hikes in the United States.

Amidst this environment, for the three months ended June 30, 2006, MUFG’s ordinary income was ¥1,312.3 billion, an increase of 106.5% compared to the first quarter ended June 30, 2005, ordinary profit was ¥321.7 billion, an increase of 113.9% compared to the first quarter ended June 30, 2005, and net income was ¥219.5 billion, an increase of 126.6% compared to the first quarter ended June 30, 2005.

1

(2)	Financial condition

	(in millions of yen except per share data and percentages)
	As of June 30,		(Reference) As of March 31, 2006
	2006	2005
Total assets	179,492,197	113,216,114	187,046,793
Total net assets (*1)	8,997,599	4,760,633	7,727,837
Total net assets as a percentage of total assets (*1)(*2)	3.9%	4.2%	4.1%
Total net assets per common share (yen) (*1)	655,547.61	689,478.87	692,792.39

(Reference)ex-UFJ Holdings, Inc.
		As of June 30, 2005
Total assets		83,785,505
Total net assets (*1)		1,353,992
Total net assets as a percentage of total assets (*1)(*2)		1.6%
Total net assets per common share (yen) (*1)		(12,726.00)

Notes:
1.	Item name and calculation method of above reference marks as “Total net assets”, “Total net assets as a percentage of total assets” and “Total net assets per common share” are revised from this first quarter in accordance with enforcement of the new company law in Japan and others (Those figures as of June 30, 2005 and March 31, 2006 are stated with old measures). “Total net assets” is a modification of “Shareholders’ equity” and existing “Shareholders’ equity” of this first quarter is 7,167,144 million yen. While “Total net assets as a percentage of total assets” and “Total net assets per common share” are modifications of “Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity” and “Shareholders’ equity per common share” respectively, effect of this modifications to the numbers of the reference marks is minor. Please refer to next page for the formulas for calculating the reference marks.
2.	Please refer to page 15 for “Consolidated risk-adjusted capital ratio based on the standards of the BIS”.

Qualitative information related to the consolidated financial condition:

Total assets decreased by ¥7,554.5 billion from ¥187,046.7 billion at March 31, 2006 to ¥179,492.1 billion at June 30, 2006, and total net assets decreased by ¥828.7 billion to ¥8,997.5 billion compared to the aggregate amount of minority interest and shareholders’ equity at March 31, 2006.

Regarding the change in balance of total net assets, though retained earnings increased, total net assets decreased mainly because net deferred losses on hedge transactions of ¥149.0 billion was reported for the three months ended June 30, 2006 (For the previous fiscal years, the amounts were recorded both in the Assets and Liabilities sections), treasury stock increased by ¥288.4 billion due to the repayment of public funds etc, and net unrealized gains (losses) on securities available for sale decreased by ¥443.6 billion due to a decrease of valuation differences of stock.

Investment securities decreased by ¥1,653.3 billion from ¥48,508.9 billion at March 31, 2006 to ¥46,855.5 billion at June 30, 2006. Loans and bills discounted decreased by ¥659.0 billion from ¥85,763.1 billion at March 31, 2006 to ¥85,104.0 billion at June 30, 2006. Deposits decreased by ¥2,539.5 billion from ¥118,988.0 billion at March 31, 2006 to ¥116,448.5 billion at June 30, 2006.

(Reference)

Earning projections for the fiscal year ending March 31, 2007

	(in millions of yen)
	Ordinary income	Ordinary profit	Net income
For the six months ending September 30, 2006	2,570,000	630,000	340,000
For the year ending March 31, 2007	5,460,000	1,430,000	750,000

Projected net income per common share for the year ending March 31, 2007 (yen): 73,742.33

Qualitative information related to the earning projections:

There are no changes to our earnings projections issued on May 22, 2006 for the fiscal year ending March 31, 2007.

This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For instance, the estimation and forecast regarding the company is based on the assumption that the business integration plan with the former UFJ Holdings Group will be implemented smoothly. Also, the statements regarding collectibility of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecasted, please see the financial highlight, the Annual Securities Report, Disclosure Book, and Annual Report, and other current disclosures that the company announced.

(Reference)

Formulas for computing ratios for the first quarter ended June 30, 2006 are as follows.

	Net income per common share

Net income - Amount not available to common shareholders*1
Average outstanding shares of common stock during the period*2

‚	Net income per common and common equivalent share

Net income - Amount not available to common shareholders*1 + Adjustments in net income
Average outstanding shares of common stock during the period*2 + Incremental shares of common stock

ƒ	Total net assets as a percentage of total assets (For the first quarter ended June 30, 2006)

Total net assets - Subscription rights to shares - Minority interests	× 100
Total assets

Shareholders’ equity as a percentage of total assets

(For the first quarter ended June 30, 2005 and for the fiscal year ended March 31, 2006)

Total shareholders’ equity	× 100
Total assets

„	Total net assets per common share (For the first quarter ended June 30, 2006)

Total net assets - Deduction from total net assets*3
Outstanding shares of common stock at the end of this quarter*2

Shareholders’ equity per common share

(For the first quarter ended June 30, 2005 and for the fiscal year ended March 31, 2006)

Total shareholders’ equity - Deduction from total shareholders’ equity*4
Outstanding shares of common stock at fiscal term end*2

Formula for computing projected earning ratio for the fiscal year ending March 31, 2007 is as follows.

Projected net income per common share

Projected net income - Projected total dividends on preferred stock
Outstanding shares of common stock at the end of fiscal year*2

*1	equivalent of dividends on preferred stock and others
*2	excluding treasury stock and stocks held by its subsidiaries and affiliated companies
*3	amount of preferred stock issued, equivalent of dividends on preferred stock, subscription rights to shares, minority interests and others
*4	amount of preferred stock issued, equivalent of dividends on preferred stock and others

Mitsbishi UFJ Financial Group, Inc.

1. Consolidated Balance Sheets

	As of June 30, 2006 (A)	As of March 31, 2006 (B)		(Reference) As of June 30, 2005
(in millions of yen)			(A)-(B)	(ex-MTFG)	(ex-UFJHD)
Assets:
Cash and due from banks	9,002,277	12,347,561	(3,345,283)	7,351,244	5,251,495
Call loans and bills bought	1,054,459	2,467,717	(1,413,258)	752,383	193,148
Receivables under resale agreements	2,114,232	1,077,911	1,036,321	929,021	2,242,254
Receivables under securities borrowing transactions	4,346,299	5,425,527	(1,079,228)	3,997,467	3,037,401
Monetary claims bought	3,049,563	2,675,007	374,556	2,310,399	381,083
Trading assets	9,451,549	10,070,779	(619,230)	7,606,528	4,941,923
Money held in trust	408,149	410,545	(2,395)	441,717	47,899
Securities	46,855,585	48,508,977	(1,653,391)	33,483,434	23,296,240
Allowance for losses on securities	(27,224)	(26,663)	(560)	(1,193)	—
Loans and bills discounted	85,104,092	85,763,106	(659,014)	46,837,744	36,492,949
Foreign exchanges	1,251,978	1,267,808	(15,829)	733,140	622,875
Other assets	5,626,665	6,517,435	(890,770)	3,462,908	2,661,250
Tangible fixed assets	1,342,748	—	1,342,748	—	—
Intangible fixed assets	621,693	—	621,693	—	—
Premises and equipment	—	1,517,892	(1,517,892)	849,378	613,460
Deferred tax assets	988,943	705,140	283,803	397,618	1,121,741
Goodwill	—	145,250	(145,250)	—	1,538
Customers’ liabilities for acceptances and guarantees	9,614,445	9,533,542	80,903	4,787,240	4,195,891
Reserve for possible loan losses	(1,313,261)	(1,360,745)	47,484	(722,920)	(1,311,399)
Allowance for losses on securities	—	—	—	—	(4,249)

Total assets	179,492,197	187,046,793	(7,554,596)	113,216,114	83,785,505

Liabilities:
Deposits	116,448,550	118,988,093	(2,539,543)	68,217,713	49,963,120
Negotiable certificates of deposits	5,740,798	6,586,425	(845,627)	2,824,913	3,237,515
Call money and bills sold	4,507,579	9,428,846	(4,921,266)	7,202,139	6,509,118
Payables under repurchase agreements	4,417,060	4,885,491	(468,431)	4,501,678	2,764,622
Payables under securities lending transactions	4,385,700	4,339,568	46,132	3,565,962	2,662,673
Commercial paper	422,221	309,384	112,836	197,291	128,112
Trading liabilities	5,026,235	4,361,905	664,329	3,453,843	4,236,845
Borrowed money	3,542,696	2,974,031	568,664	1,347,104	1,181,620
Foreign exchanges	1,261,547	1,312,568	(51,021)	1,529,598	251,211
Short-term corporate bonds	317,400	490,700	(173,300)	1,042,600	289,100
Bonds and notes	6,585,940	6,634,559	(48,618)	4,224,320	2,509,796
Bonds with warrants	49,165	49,165	—	49,165	—
Due to trust account	2,231,701	2,429,068	(197,367)	1,196,694	1,111,834
Other liabilities	5,551,282	4,469,097	1,082,185	3,693,357	1,751,074
Reserve for bonuses	15,203	50,857	(35,653)	3,899	4,051
Reserve for employee retirement benefits	79,812	82,239	(2,427)	44,987	14,004
Reserve for losses on compensation claim	—	—	—	—	2,495
Reserve for expenses related to EXPO 2005 Japan	—	—	—	292	—
Reserves under special laws	2,114	2,058	55	1,560	386
Deferred tax liabilities	84,322	81,963	2,358	57,010	26,599
Deferred tax liabilities for land revaluation	210,819	210,875	(56)	133,098	74,549
Acceptances and guarantees	9,614,445	9,533,542	80,903	4,787,240	4,195,891

Total liabilities	170,494,598	177,220,444	(6,725,846)	108,074,473	80,914,623

Net assets:
Capital stock	1,383,052	—	1,383,052	—	—
Capital surplus	1,917,944	—	1,917,944	—	—
Retained earnings	3,493,914	—	3,493,914	—	—
Treasury stock	(1,062,394)	—	(1,062,394)	—	—
Total owners’ equity	5,732,516	—	5,732,516	—	—
Net unrealized gains (losses) on securities available for sale, net of taxes	1,325,909	—	1,325,909	—	—
Net deferred gains (losses) on hedging instruments, net of taxes	(149,081)	—	(149,081)	—	—
Revaluation reserve for land, net of taxes	149,455	—	149,455	—	—
Foreign currency translation adjustments	(40,737)	—	(40,737)	—	—
Total valuation and translation adjustments	1,285,546	—	1,285,546	—	—
Minority interests	1,979,536	—	1,979,536	—	—

Total net assets	8,997,599	—	8,997,599	—	—

Total liabilities and net assets	179,492,197	—	179,492,197	—	—

Minority interests	—	2,098,512	(2,098,512)	381,007	1,516,888

Stockholders’ equity:
Capital stock	—	1,383,052	(1,383,052)	1,383,052	1,000,000
Capital surplus	—	1,915,855	(1,915,855)	832,969	—
Retained earnings	—	3,325,980	(3,325,980)	1,871,459	72,895
Revaluation reserve for land, net of taxes	—	149,534	(149,534)	149,508	109,537
Net unrealized gains (losses) on securities available for sale, net of taxes	—	1,769,525	(1,769,525)	635,329	259,517
Foreign currency translation adjustments	—	(42,168)	42,168	(108,679)	(85,225)
Treasury stock	—	(773,941)	773,941	(3,006)	(2,733)

Total stockholders’ equity	—	7,727,837	(7,727,837)	4,760,633	1,353,992

Total liabilities, minority interest and stockholders’ equity	—	187,046,793	(187,046,793)	113,216,114	83,785,505

Note: “ex-MTFG” represents ex-Mitsubishi Tokyo Financial Group, Inc. and “ex-UFJHD” represents ex-UFJ Holdings, Inc.

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Statements of Income

	For the first quarter ended June 30, 2006	For the first quarter ended June 30, 2005		(A)-(B)	(Reference) For the year ended March 31, 2006
(in millions of yen)	(A)	(ex-MTFG) (B)	(Reference) (ex-UFJHD)
Ordinary income:
Interest income:	782,837	371,044	249,477	411,793	2,365,923
(Interest on loans and discounts)	483,050	222,340	172,947	260,709	1,411,124
(Interest and dividends on securities)	170,484	78,300	42,771	92,184	598,194
Trust fees	39,774	13,043	4,918	26,731	122,898
Fees and commissions	304,127	132,857	114,586	171,269	1,000,853
Trading income	39,411	29,458	18,398	9,953	148,524
Other operating income	69,912	66,837	107,627	3,075	391,226
Other income	76,294	22,259	17,415	54,034	264,524

Total ordinary income	1,312,357	635,500	512,423	676,856	4,293,950

Ordinary expenses:
Interest expense:	312,861	142,824	68,950	170,036	884,422
(Interest on deposits)	140,072	69,730	24,610	70,342	414,861
Fees and commissions	43,217	17,472	19,766	25,745	117,058
Trading expenses	436	495	—	(58)	1,113
Other operating expenses	38,700	33,325	60,326	5,374	170,456
General and administrative expenses	515,762	270,390	187,353	245,372	1,663,458
Other expenses	79,588	20,543	33,591	59,044	379,380

Total ordinary expenses	990,566	485,051	369,988	505,514	3,215,888

Ordinary profit	321,790	150,448	142,435	171,342	1,078,061

Extraordinary gains	72,877	21,386	58,538	51,490	451,571
Extraordinary losses	1,464	696	32,748	767	28,535

Income before income taxes and others	393,204	171,138	168,225	222,065	1,501,097

Provision for income taxes and others	15,740	6,597	6,257	9,143	108,982
Deferred income taxes	126,013	57,974	(4,155)	68,039	525,011
Minority interest	31,905	9,659	2,596	22,245	96,383

Net income	219,543	96,907	163,527	122,636	770,719

Note:

As for trust fees of our domestic trust banking subsidiaries, timing of revenue recognition is changed from this first quarter. In previous fiscal terms, in principle, the fees had been recognized as revenue at the end of calculation period of the trust contracts. From this first quarter, in order to make more appropriate periodic accounting of profit and loss in accordance with recent improvement of information disclosure system, the fees became recognized as revenue on accrual basis along with elapse of calculation period of the trust contracts other than trust fees whose calculation methods were not based on calculation period of trust contracts or balance of entrusted assets. This change became able to be made by development of the calculation system of the subsidiaries in this first quarter which made it possible that the accrual accounting of the fees based on calculation period of trust contracts or balance of entrusted assets.

This change causes an increase of 19,354 million yen in “Ordinary income”, “Ordinary profit” and “Income before income taxes and others” respectively, compared to the previous revenue recognition method.

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Statement of Changes in Net Asset

For the first quarter ended June 30, 2006

	(in millions of yen)
	Owners’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total owners’ equity
Balance at the end of previous period	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946

Changes of items during the period
Dividends from surplus			(49,398)		(49,398)
Bonuses to directors			(163)		(163)
Net income			219,543		219,543
Acquision of treasury stock				(289,442)	(289,442)
Disposal of treasury stock		2,089		988	3,078
Reversal of land revaluation excess			81		81
Decrease in company accounted for by the equity method			(2,129)		(2,129)

Total changes of items during the period	—	2,089	167,934	(288,453)	118,429

Balance at the end of the current period	1,383,052	1,917,944	3,493,914	(1,062,394)	5,732,516

	(in millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on securities available for sale, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Revaluation reserve for land, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at the end of previous period	1,769,525	—	149,534	(42,168)	1,876,891	2,098,512	9,826,349

Changes of items during the period
Dividends from surplus							(49,398)
Bonuses to directors							(163)
Net income							219,543
Acquision of treasury stock							(289,442)
Disposal of treasury stock							3,078
Reversal of land revaluation excess							81
Decrease in company accounted for by the equity method							(2,129)
Net changes of items other than owners’ equity	(443,615)	(149,081)	(78)	1,430	(591,344)	(118,976)	(710,320)

Total changes of items during the period	(443,615)	(149,081)	(78)	1,430	(591,344)	(118,976)	(828,750)

Balance at the end of the current period	1,325,909	(149,081)	149,455	(40,737)	1,285,546	1,979,536	8,997,599

Note: Minority interests is added up to Total net assets as of the end of previous period.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

4. Statement of Trust Assets and Liabilities

Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of June 30, 2006 (A)	As of March 31, 2006 (B)	(A) - (B)	(Reference) As of June 30, 2005
				ex-MTB	ex-UTB
Assets:
Loans and bills discounted	343,002	350,037	(7,035)	538,200	594,358
Securities	50,194,683	49,971,674	223,009	27,255,129	13,149,795
Beneficiary rights to the trust	25,240,575	24,690,554	550,020	12,625,111	12,643,478
Securities held in custody accounts	1,304,125	1,129,454	174,671	933,424	281,817
Money claims	11,363,844	11,398,024	(34,180)	4,504,392	3,274,993
Premises and equipment	6,662,966	6,363,329	299,636	2,832,396	2,738,851
Surface rights	18,405	17,805	600	2,752	16,525
Real estate lease rights	60,311	—	60,311	—	—
Lease rights	—	52,094	(52,094)	31,182	14,180
Other claims	2,195,865	2,333,082	(137,216)	1,420,704	447,655
Call loans	1,318,492	1,396,008	(77,516)	1,090,651	459,939
Due from banking account	2,231,518	2,428,889	(197,370)	1,729,837	1,225,378
Cash and due from banks	1,102,318	1,054,442	47,876	826,514	493,336
Other	—	—	—	—	0

Total assets	102,036,108	101,185,395	850,713	53,790,296	35,340,310

Liabilities:
Money trusts	29,248,184	29,699,587	(451,403)	19,101,842	7,810,028
Pension trusts	12,356,137	12,150,927	205,209	8,488,502	3,838,750
Property formation benefit trusts	14,736	14,583	153	12,844	4,546
Loan trusts	608,069	653,459	(45,390)	486,739	449,341
Investment trusts	23,765,571	22,892,430	873,140	11,407,096	12,634,166
Money entrusted other than money trusts	2,913,012	2,946,860	(33,847)	2,253,669	931,479
Securities trusts	1,614,268	1,560,549	53,719	1,365,556	351,731
Money claims trusts	11,777,144	11,783,807	(6,663)	4,731,618	3,381,893
Equipment trusts	45,696	27,027	18,669	—	51,339
Land and fixtures trusts	116,845	118,056	(1,210)	97,965	63,122
Land and fixture lease trusts	266	—	266	—	—
Land leases trusts	—	265	(265)	—	262
Composite trusts	19,576,174	19,337,839	238,334	5,844,460	5,823,650
Other trusts	0	0	(0)	0	0

Total liabilities	102,036,108	101,185,395	850,713	53,790,296	35,340,310

Note: “ex-MTB” represents ex-The Mitsubishi Trust and Banking Corporation and “ex-UTB” represents ex-UFJ Trust Bank Limited.

Mitsubishi UFJ Financial Group, Inc.

5. Business segment information

“Ordinary profit” represents the results of ex-MTFG for the first quarter ended June 30, 2005.

<For the first quarter ended June 30, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	218,699	58,449	12,741	192,746	482,636	(160,845)	321,790

Notes:

1.	“Ordinary profit” is presented as counterparts of operating profit of companies in other industries.
2.	“Other” primarily includes credit card and leasing businesses.
3.	“Other” primarily includes dividend of a total of 156,531 million yen from our domestic banking subsidiary and trust banking subsidiary.
4.	As for trust fees of our domestic trust banking subsidiaries, timing of revenue recognition is changed from this first quarter. In previous fiscal terms, in principle, the fees had been recognized as revenue at the end of calculation period of the trust contracts. From this first quarter, in order to make more appropriate periodic accounting of profit and loss in accordance with recent improvement of information disclosure system, the fees became recognized as revenue on accrual basis along with elapse of calculation period of the trust contracts other than trust fees whose calculation methods were not based on calculation period of trust contracts or balance of entrusted assets. This change became able to be made by development of the calculation system of the subsidiaries in this first quarter which made it possible that the accrual accounting of the fees based on calculation period of trust contracts or balance of entrusted assets.

This change causes an increase of 19,354 million yen in“Ordinary profit of trust banking” compared to the previous revenue recognition method.

<For the first quarter ended June 30, 2005>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	118,455	22,159	3,485	186,488	330,589	(180,140)	150,448

Notes:

1.	“Ordinary profit” is presented as counterparts of operating profit of companies in other industries.
2.	“Other” primarily includes credit card and leasing businesses.
3.	“Other” primarily includes dividend of a total of 180,193 million yen from ex-MTFG’s domestic banking subsidiary and trust banking subsidiary.

(Reference)

<For the year ended March 31, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	825,646	204,781	80,598	1,072,159	2,183,185	(1,105,124)	1,078,061

Notes:
1.	“Ordinary profit” is presented as counterparts of operating profit of companies in other industries.
2.	“Other” primarily includes credit card and leasing businesses.
3.	“Other” primarily includes dividend of a total of 1,010,251 million yen from our domestic banking subsidiary and trust banking subsidiary.

Mitsubishi UFJ Financial Group, Inc.

6. Financial Results

[Consolidated]

Note:

The following financial results of the previous quarter represent the aggregated figures of ex-Mitsubishi Tokyo Financial Group, Inc. and ex-UFJ Holdings, Inc..

	(in billions of yen)
	For the first quarter ended June 30, 2006(A)	For the first quarter ended June 30, 2005(B)	(A-B)
Gross profits	841.5	765.6	75.9
Net interest income	470.7	409.2	61.4
Trust fees	39.7	17.9	21.8
Credit costs for trust accounts (1)	—	(0.1)	0.1
Net fees and commissions	260.9	210.2	50.7
Net trading profits	38.9	47.3	(8.3)
Net other operating income	31.2	80.8	(49.6)
Net gains (losses) on debt securities	(24.8)	69.5	(94.3)
General and administrative expenses	504.8	438.8	66.0
Net operating profits before credit costs for trust accounts and provision for formula allowance for loan losses	336.6	326.9	9.7
Provision for formula allowance for loan losses (2)	—	—	—
Net operating profits*	336.6	326.8	9.8
Net non-recurring gains (losses)	(14.9)	(33.9)	19.0
Credit related costs (3)	(22.9)	(23.7)	0.7
Losses on loan charge-offs	(23.1)	(22.1)	(0.9)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	0.1	(1.5)	1.7
Net gains (losses) on equity securities	0.7	(1.8)	2.6
Gains on sales of equity securities	7.7	11.4	(3.7)
Losses on sales of equity securities	(0.2)	(9.4)	9.1
Losses on write down of equity securities	(6.7)	(3.9)	(2.8)
Other non-recurring gains (losses)	7.2	(8.3)	15.6
Ordinary profit	321.7	292.8	28.9
Net extraordinary gains	71.4	46.4	24.9
Reversal of allowance for loan losses (4)	11.2	53.7	(42.4)
Income before income taxes and others	393.2	339.3	53.8
Income taxes-current	15.7	12.8	2.8
Income taxes-deferred	126.0	53.8	72.1
Minority interests	31.9	12.2	19.6
Net income	219.5	260.4	(40.8)

Note:

*Netoperating profits = The 2 Banks’ non-consolidated net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(11.7)	29.8	(41.5)

Mitsubishi UFJ Financial Group, Inc.

[Total of the 2 Banks]

Note:

The following financial results of this first quarter represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and those of the previous quarter represent the aggregated figures of ex-The Bank of Tokyo-Mitsubishi, Ltd., ex-UFJ Bank Limited, ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.

	(in billions of yen)
	For the first quarter ended June 30, 2006(A)	For the first quarter ended June 30, 2005(B)	(A-B)
Gross profits	540.4	543.9	(3.5)
Net interest income	346.5	330.9	15.6
Trust fees	29.4	13.2	16.1
Credit costs for trust accounts (1)	—	(0.1)	0.1
Net fees and commissions	116.0	106.9	9.0
Net trading profits	13.5	19.9	(6.4)
Net other operating income	34.7	72.8	(38.0)
Net gains (losses) on debt securities	(24.0)	69.1	(93.2)
General and administrative expenses	310.2	292.9	17.3
Net operating profits before credit costs for trust accounts and provision for formula allowance for loan losses	230.1	251.1	(21.0)
Provision for formula allowance for loan losses (2)	—	8.2	(8.2)
Net operating profits	230.1	259.2	(29.1)
Net non-recurring gains (losses)	(14.8)	(36.0)	21.1
Credit related costs (3)	(15.7)	(25.7)	9.9
Losses on loan charge-offs	(16.2)	(15.7)	(0.5)
Provision for specific allowance for loan losses	—	(9.8)	9.8
Other credit related costs	0.5	(0.1)	0.6
Net gains (losses) on equity securities	0.0	4.8	(4.8)
Gains on sales of equity securities	6.0	8.6	(2.5)
Losses on sales of equity securities	(0.2)	(0.3)	0.1
Losses on write down of equity securities	(5.8)	(3.4)	(2.3)
Other non-recurring gains (losses)	0.8	(15.1)	15.9
Ordinary profit	215.2	223.2	(7.9)
Net extraordinary gains	90.0	71.2	18.7
Reversal of allowance for loan losses (4)	31.9	58.0	(26.1)
Income before income taxes and others	305.3	294.4	10.8
Income taxes-current	1.5	(0.0)	1.6
Income taxes-deferred	115.9	49.3	66.6
Net income	187.7	245.2	(57.4)

(Reference)
Total credit costs (1)+(2)+(3)+(4)	16.1	40.4	(24.2)

Mitsubishi UFJ Financial Group, Inc.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd. : Non-consolidated]

Note:

The following financial results of the previous quarter represent the aggregated figures of ex-The Bank of Tokyo-Mitsubishi, Ltd. and ex-UFJ Bank Limited.

	(in billions of yen)
	For the first quarter ended June 30, 2006(A)	For the first quarter ended June 30, 2005(B)	(A-B)
Gross profits	431.7	460.4	(28.6)
Net interest income	272.9	295.9	(22.9)
Net fees and commissions	90.7	82.7	8.0
Net trading profits	12.0	18.4	(6.3)
Net other operating income	55.9	63.3	(7.4)
Net gains (losses) on debt securities	(1.4)	55.9	(57.4)
General and administrative expenses	258.2	239.9	18.3
Net operating profits before provision for formula allowance for loan losses	173.5	220.5	(46.9)
Provision for formula allowance for loan losses (1)	—	—	—
Net operating profits	173.5	220.5	(46.9)
Net non-recurring gains (losses)	(14.4)	(21.9)	7.5
Credit related costs (2)	(16.2)	(14.3)	(1.9)
Losses on loan charge-offs	(16.2)	(14.2)	(2.0)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	—	(0.1)	0.1
Net gains (losses) on equity securities	(1.5)	4.6	(6.2)
Gains on sales of equity securities	3.9	6.9	(3.0)
Losses on sales of equity securities	(0.1)	(0.2)	0.1
Losses on write down of equity securities	(5.3)	(2.0)	(3.3)
Other non-recurring gains (losses)	3.3	(12.3)	15.7
Ordinary profit (loss)	159.1	198.5	(39.4)
Net extraordinary gains	84.3	63.8	20.4
Reversal of allowance for loan losses (3)	29.6	53.0	(23.3)
Income before income taxes and others	243.4	262.3	(18.9)
Income taxes-current	1.4	(0.1)	1.5
Income taxes-deferred	91.6	40.6	51.0
Net income (loss)	150.3	221.9	(71.6)

(Reference)
Total credit costs (1)+(2)+(3)	13.4	38.7	(25.2)

Mitsubishi UFJ Financial Group, Inc.

[Mitsubishi UFJ Trust and Banking Corporation : Non-consolidated]

Note:

The following financial results of the previous quarter represent the aggregated figures of ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.

	(in billions of yen)
	For the first quarter ended June 30, 2006(A)	For the first quarter ended June 30, 2005(B)	(A-B)
Gross profits	108.6	83.4	25.1
(Gross profits before credit costs for trust accounts)	(108.6)	(83.6)	(25.0)
Net interest income	73.5	34.9	38.6
Trust fees	29.4	13.2	16.1
Credit costs for trust accounts (1)	—	(0.1)	0.1
Net fees and commissions	25.2	24.2	1.0
Net trading profits	1.4	1.5	(0.0)
Net other operating income	(21.1)	9.4	(30.6)
Net gains (losses) on debt securities	(22.6)	13.1	(35.8)
General and administrative expenses	52.0	52.9	(0.9)
Net operating profits before credit costs for trust accounts and provision for formula allowance for loan losses	56.6	30.6	25.9
Provision for formula allowance for loan losses (2)	—	8.2	(8.2)
Net operating profits	56.6	38.7	17.8
Net non-recurring gains (losses)	(0.4)	(14.0)	13.5
Credit related costs (3)	0.4	(11.4)	11.9
Losses on loan charge-offs	(0.0)	(1.4)	1.4
Provision for specific allowance for loan losses	—	(9.8)	9.8
Other credit related costs	0.5	(0.0)	0.5
Net gains on equity securities	1.6	0.1	1.4
Gains on sales of equity securities	2.1	1.6	0.4
Losses on sales of equity securities	(0.0)	(0.1)	0.0
Losses on write down of equity securities	(0.4)	(1.3)	0.9
Other non-recurring gains (losses)	(2.5)	(2.8)	0.2
Ordinary profit	56.1	24.6	31.4
Net extraordinary gains	5.7	7.4	(1.6)
Reversal of allowance for loan losses (4)	2.2	5.0	(2.7)
Income before income taxes and others	61.8	32.1	29.7
Income taxes-current	0.1	0.0	0.0
Income taxes-deferred	24.2	8.7	15.5
Net income	37.4	23.2	14.1

(Reference)
Total credit costs (1)+(2)+(3)+(4)	2.7	1.7	1.0

Mitsubishi UFJ Financial Group, Inc.

7. Disclosed Claims under the Financial Reconstruction Law

Total of the 2 Banks [Banking and Trust accounts]

Note:

The following disclosed claims as of June 30, 2006 and March 31, 2006 represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and those as of June 30, 2005 represent the aggregated figures of ex-The Bank of Tokyo-Mitsubishi, Ltd., ex-UFJ Bank Limited, ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Claims to bankrupt and substantially bankrupt debtors	134.2	257.9	152.3
Claims under high risk	721.6	1,291.0	749.4
Claims under close observation	807.7	1,179.3	924.1

Total (A)	1,663.6	2,728.3	1,825.9

Total claims (B)	88,044.2	89,682.6	88,098.2
Non-performing claims ratio (A) / (B)	1.88%	3.04%	2.07%

The	Bank of Tokyo-Mitsubishi UFJ, Ltd. [Banking accounts : Non-Consolidated]

Note:

The following disclosed claims of the previous quarter represent the aggregated figures of ex-The Bank of Tokyo-Mitsubishi, Ltd. and ex-UFJ Bank Limited.

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Claims to bankrupt and substantially bankrupt debtors	116.0	215.0	128.9
Claims under high risk	648.2	1,112.7	683.0
Claims under close observation	700.3	1,020.2	800.8

Total (A)	1,464.6	2,348.1	1,612.8

Total claims (B)	77,040.1	78,091.1	77,264.6
Non-performing claims ratio (A) / (B)	1.90%	3.00%	2.08%

Mitsubishi UFJ Trust and Banking Corporation [Banking accounts : Non-Consolidated]

Note:

The following disclosed claims of the previous quarter represent the aggregated figures of ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Claims to bankrupt and substantially bankrupt debtors	18.0	38.7	23.2
Claims under high risk	73.1	173.4	66.0
Claims under close observation	106.4	125.7	122.3

Total (A)	197.6	337.9	211.7

Total claims (B)	10,821.5	10,625.2	10,644.2
Non-performing claims ratio (A) / (B)	1.82%	3.18%	1.98%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation [Trust accounts]

Note:

The following disclosed claims of the previous quarter represent the aggregated figures of ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Claims to bankrupt and substantially bankrupt debtors	0.1	4.1	0.1
Claims under high risk	0.2	4.8	0.2
Claims under close observation	0.9	33.3	0.9

Total (A)	1.3	42.2	1.3

Total claims (B)	182.5	966.2	189.4
Non-performing claims ratio (A) / (B)	0.73%	4.37%	0.71%

Mitsubishi UFJ Trust and Banking Corporation [Banking and Trust accounts]

Note:

The following disclosed claims of the previous quarter represent the aggregated figures of ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Claims to bankrupt and substantially bankrupt debtors	18.1	42.8	23.3
Claims under high risk	73.4	178.2	66.3
Claims under close observation	107.3	159.0	123.3

Total (A)	199.0	380.2	213.0

Total claims (B)	11,004.0	11,591.5	10,833.6
Non-performing claims ratio (A) / (B)	1.80%	3.28%	1.96%

Note:

The above figures are classified by the claims category under Article 4 of “Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems”. The results of the self-assessment as of June 30, 2006 and as of June 30, 2005 are reflected in the above figures for each fiscal quarter, except for a part of assets which are not material.

Mitsubishi UFJ Financial Group, Inc.

8. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

	(in billions of yen except percentages)
	As of June 30, 2006 (Preliminary basis)	As of March 31, 2006 (Reference)
(1) Risk-adjusted capital ratio	11.75%	12.20%
Risk-adjusted Tier 1 capital ratio	6.74%	6.80%
(2) Tier 1 capital	7,428.5	7,501.6
(3) Tier 2 capital includable as qualifying capital	5,848.0	6,293.7
i) The amount of unrealized gains on investment securities, includable as qualifying capital	1,006.5	1,343.1
ii) The amount of land revaluation excess includable as qualifying capital	162.1	162.1
iii) Subordinated debt	3,712.1	3,786.6
(4) Tier 3 capital includable as qualifying capital	—	—
(5) Deductions from total qualifying capital	334.3	334.9
(6) Total qualifying capital (2)+(3)+(4)-(5)	12,942.2	13,460.3
(7) Risk-adjusted assets	110,134.2	110,292.6

9. Return on Equity

[Consolidated]

	(%)
	For the first quarter ended June 30, 2006	For the year ended March 31, 2006 (Reference)
ROE *	15.85	16.58

Note: * ROE is computed as follows:

[For the first quarter ended June 30, 2006]

{(Net income for the first quarter) × 4 - Equivalent of annual dividends on nonconvertible preferred stock}	× 100
{(Owners’ equity at beginning of period - Number of nonconvertible preferred stock at beginning of period × Issue price + Foreign currency translation adjustments at beginning of period) + (Owners’ equity at end of quarter - Number of nonconvertible preferred stock at end of quarter × Issue price + Foreign currency translation adjustments at end of quarter)} / 2

[For the year ended March 31, 2006]

(Net income - Dividends on nonconvertible preferred stock)	× 100
{(Shareholders’ equity at beginning of period - Number of nonconvertible preferred stock at beginning of period × Issue price - Revaluation reserve for land, net of taxes at beginning of period - Net unrealized gains (losses) on securities available for sale, net of taxes at beginning of period) + (Shareholders’ equity at end of period - Number of nonconvertible preferred stock at end of period × Issue price -Revaluation reserve for land, net of taxes at end of period -Net unrealized gains (losses) on securities available for sale, net of taxes at end of period)} / 2

Mitsubishi UFJ Financial Group, Inc.

10. Investment Securities [Consolidated]

I. As of June 30, 2006

Following	tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

(1) Trading securities

(in billions of yen)
As of June 30, 2006
Balance sheet amount	Valuation losses recognized on statement of operations
8,085.9	(3.7)

(2) Marketable debt securities being held to maturity

	(in billions of yen)
	As of June 30, 2006
	Balance sheet amount	Market Value	Differences	Gains	Losses

Domestic bonds	2,505.2	2,485.7	(19.5)	1.4	21.0
Government bonds	2,384.5	2,363.7	(20.7)	0.0	20.7
Municipal bonds	83.8	84.4	0.6	0.9	0.2
Corporate bonds	36.9	37.4	0.5	0.5	0.0
Foreign bonds	54.7	54.9	0.1	1.5	1.4

Note:

“Other” is not listed.

(3) Marketable securities available for sale

	(in billions of yen)
	As of June 30, 2006
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	4,468.3	6,880.6	2,412.2	2,511.1	98.8
Domestic bonds	24,060.0	23,843.7	(216.2)	3.1	219.4
Government bonds	21,748.2	21,559.7	(188.4)	1.8	190.2
Municipal bonds	235.5	232.8	(2.7)	0.5	3.2
Corporate bonds	2,076.2	2,051.0	(25.1)	0.8	25.9
Foreign bonds	6,880.9	6,729.2	(151.6)	11.4	163.0

Note:

“Foreign equity securities” and “Other” are not listed.

Mitsubishi UFJ Financial Group, Inc.

II. As of June 30, 2005

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

Following results represent ex-Mitsubishi Tokyo Financial Group, Inc.’s results.

(1) Trading securities

(in billions of yen)
As of June 30, 2005
Balance sheet amount	Valuation profits (losses) recognized on statement of operations
6,740.7	9.2

(2) Marketable debt securities being held to maturity

	(in billions of yen)
	As of June 30, 2005
	Balance sheet amount	Market Value	Differences	Gains	Losses
Domestic bonds	2,122.9	2,152.9	30.0	30.0	—
Government bonds	1,999.2	2,023.3	24.0	24.0	—
Municipal bonds	89.2	93.6	4.3	4.3	—
Corporate bonds	34.4	36.0	1.6	1.6	—
Foreign bonds	39.7	41.1	1.3	1.5	0.2

Note:

    “Other” is not listed.

(3) Marketable securities available for sale

	(in billions of yen)
	As of June 30, 2005
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,415.8	3,307.1	891.2	971.2	80.0
Domestic bonds	18,185.9	18,268.5	82.5	86.5	4.0
Government bonds	16,245.3	16,311.7	66.3	70.3	3.9
Municipal bonds	134.4	136.1	1.7	1.7	0.0
Corporate bonds	1,806.1	1,820.6	14.4	14.5	0.0
Foreign bonds	6,457.0	6,507.7	50.7	78.3	27.5

Note:

“Foreign equity securities” and “Other” are not listed.

Mitsubishi UFJ Financial Group, Inc.

(Reference) As of March 31, 2006

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Monetary claims bought”

(1) Trading securities

(in billions of yen)
As of March 31, 2006
Balance sheet amount	Valuation profits (losses) recognized on statement of operations
8,824.4	(22.0)

(2) Marketable debt securities being held to maturity

	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Market Value	Differences	Gains	Losses
Domestic bonds	2,376.5	2,361.8	(14.7)	2.0	16.8
Government bonds	2,253.9	2,237.3	(16.6)	0.1	16.7
Municipal bonds	85.6	86.8	1.1	1.2	0.0
Corporate bonds	36.9	37.6	0.6	0.6	0.0
Foreign bonds	50.7	50.9	0.2	1.5	1.3
Other	381.4	381.3	(0.0)	0.0	0.0

Total	2,808.6	2,794.1	(14.5)	3.6	18.2

(3) Marketable securities available for sale

	(in billions of yen)
	As of March 31, 2006
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	4,485.3	7,466.1	2,980.8	2,996.1	15.2
Domestic bonds	25,621.8	25,411.6	(210.1)	7.2	217.4
Government bonds	23,210.5	23,022.2	(188.3)	4.8	193.1
Municipal bonds	246.7	245.5	(1.1)	0.9	2.1
Corporate bonds	2,164.4	2,143.8	(20.5)	1.5	22.1
Foreign equity securities	67.9	159.4	91.5	92.3	0.7
Foreign bonds	6,458.1	6,367.1	(90.9)	15.3	106.2
Other	3,077.3	3,259.3	181.9	228.7	46.7

Total	39,710.5	42,663.8	2,953.2	3,339.7	386.4

Mitsubishi UFJ Financial Group, Inc.

11. Deferred gains (losses) with derivatives [Consolidated]

Note:

    Following results of the previous quarter represent ex-Mitsubishi Tokyo Financial Group, Inc.’s results.

	(in billions of yen)
	As of June 30, 2006
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	4.3	15.0	(10.6)
Interest rate swaps	203.0	446.6	(243.6)
Currency swaps	100.2	93.1	7.1
Other interest rate-related transactions	—	0.6	(0.6)
Others	—	—	—

Total	307.6	555.4	(247.7)

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

	(in billions of yen)
	As of June 30, 2005
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	8.6	10.5	(1.9)
Interest rate swaps	259.0	202.6	56.3
Currency swaps	26.1	29.0	(2.9)
Other interest rate-related transactions	1.2	0.8	0.4
Others	0.6	0.6	0.0

Total	295.6	243.7	51.9

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

(Reference)

	(in billions of yen)
	As of March 31, 2006
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	5.0	12.1	(7.0)
Interest rate swaps	224.1	435.7	(211.5)
Currency swaps	46.7	43.3	3.3
Other interest rate-related transactions	0.2	0.5	(0.2)
Others	5.8	0.6	5.2

Total	282.0	492.4	(210.3)

Notes:

1.	Deferred gains (losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

Notes:

1.	The following results of “Total of the 2 Banks” as of June 30, 2006 and March 31, 2006 represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and those of the previous quarter represent the aggregated figures of ex-The Bank of Tokyo-Mitsubishi, Ltd., ex-UFJ Bank Limited, ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.
2.	The trust accounts of the previous quarter represent the aggregated figures of ex-The Mitsubishi Trust and Banking Corporation and ex-UFJ Trust Bank Limited.

12. Loans and Deposits [Total of the 2 Banks]

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Deposits (ending balance)	110,506.7	112,539.1	112,981.8
Deposits (average balance)	110,954.8	112,173.9	112,352.6
Loans (ending balance)	79,651.4	78,722.6	79,978.5
Loans (average balance)	79,284.3	79,352.3	80,382.3

Note: The average balances as of June 30, 2005 and March 31, 2006 include the figures of ex-UFJ Bank Limited and ex-UFJ Trust Bank Limited.

13. Domestic Deposits [Total of the 2 Banks]

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Individuals	60,680.3	60,576.0	60,217.8
Corporations and others	39,791.1	41,299.6	42,719.4
Domestic deposits	100,471.4	101,875.6	102,937.2

Note: Amounts do not include negotiable certificates of deposits and JOM accounts.

14. Domestic consumer loans

Total of the 2 Banks [Banking accounts]

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Total domestic consumer loans	19,340.7	19,256.8	19,438.1
Housing loans	18,080.0	17,800.7	18,145.7
Others	1,260.7	1,456.1	1,292.4

Mitsubishi UFJ Trust and Banking Corporation [Trust accounts]

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Total domestic consumer loans	97.6	546.5	100.5
Housing loans	96.2	541.3	98.9
Others	1.4	5.1	1.5

15. Domestic loans to small and medium-sized companies

Total of the 2 Banks [Banking accounts]

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Domestic loans to small and medium-sized companies	44,401.6	43,737.4	44,652.9
Percentage to total domestic loans	62.55%	60.81%	62.56%

Note:

Loans to Mitsubishi UFJ Financial Group, Inc. are classified as “Loans to large-sized companies” as of June 30, 2006. However, “Domestic loans to small and medium-sized companies” as of June 30, 2005 included loans to parent company of 338.4 billion yen in total by ex-UFJ Bank Limited and ex-UFJ Trust Bank Limited.

Mitsubishi UFJ Trust and Banking Corporation [Trust accounts]

	(in billions of yen)
	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006 (Reference)
Domestic loans to small and medium-sized companies	280.4	861.7	280.7
Percentage to total domestic loans	81.77%	76.09%	80.21%

Mitsubishi UFJ Financial Group, Inc.

16. Status of Deferred Tax Assets

Tax Effects of the Items Comprising Net Deferred Tax Assets

[Total of the 2 Banks]

Note:

The following results of “Total of the 2 Banks” represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

	(in billions of yen)
	As of June 30, 2006
		Change from March 31, 2006
Deferred tax assets	1,993.5	(33.4)
Allowance for loan losses	592.6	(3.3)
Write down of investment securities	390.0	(33.8)
Net operating loss carryforwards	1,256.9	(63.0)
Reserve for employees’ retirement benefits	111.2	(5.6)
Other	481.7	87.5
Valuation allowance (Δ)	839.2	15.0
Deferred tax liabilities	1,121.4	(312.8)
Gains on placing trust for retirement benefits	47.2	—
Unrealized gains on securities available for sale	774.8	(297.3)
Other	299.3	(15.4)
Net deferred tax assets	872.1	279.3

[Consolidated]		(in billions of yen )
Net deferred tax assets	904.6	281.4
Percent of Tier 1 Capital	12.1%	3.8%